Exhibit 99.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



     In connection with the annual report of Consolidated Mercantile Incorporated (the "Company") on Form 20-F for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Fred A. Litwin, President and Chief Executive Officer of the Company, and I, Stan Abramowitz, Chief Financial Officer of the Company certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  July 14, 2003


                                /s/ FRED A. LITWN
                                Fred A. Litwin
                                President and Chief Executive Officer



                                /s/ STAN ABRAMOWITZ
                                Stan Abramowitz
                                Chief Financial Officer
                                (Principal Financial and Accounting
                                Officer)